June 7, 2024

Canadian Securities Exchange

100 King Street West, Suite 7210

Toronto, Ontario  M5X 1E1

Dear Sirs/Mesdames:

Re: C21 Investments Inc. (the "Company")

Payment of Consideration - Deep Roots Dispensary Acquisition

Pursuant to Canadian Securities Exchange (CSE) Policy 7 Investor Relations, Promotional Activity, and Other Significant Transactions and in connection with the asset purchase transaction (the "Dispensary Acquisition") described in CSE Form 10 dated June 6, 2024, the Company confirms that its wholly-owned subsidiary, Silver State Relief, LLC ("Silver State") has paid to Deep Roots Harvest, Inc. ("Deep Roots") cash consideration in the aggregate amount of US$3,500,000 in connection with the Dispensary Acquisition in accordance with the terms of the asset purchase agreements dated as of August 18, 2023 between Silver State and Deep Roots.

C21 INVESTMENTS INC.

"Michael Kidd"

Per:	Michael Kidd
Chief Financial Officer